March 1, 2013

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 1-33632

Dear Ms. Thompson:

We are responding to your comment letter dated February 15, 2013, to Lou Maroun, Director of Brookfield Infrastructure Partners L.P. (the “Partnership”). The Staff’s letter set forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).

For purposes of facilitating the Staff’s review of our responses to the Comments, the original comments are included at the beginning of each response in bold.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in its filings, and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Form 20-F for Fiscal Year Ended December 31, 2011

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated and Combined Financial Statements, page F-9

Note 4. Acquisitions of Businesses, page F-23

1.	We have reviewed your response to comment 8 in our letter dated December 31, 2012 and have the following comments:

•

Although your response addresses the error corrections made to record the appropriate deferred taxes and adjust the valuation of your property, plant and equipment, your response does not address the reasons for the adjustments made to your other accounts, such as investments in associates, other assets, non-controlling interest, and accounts receivable. Please explain to us the

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March 1, 2013

reasons for those adjustments and, if they represent purchase price adjustments made during the measurement period, tell us the quarterly period in which you first identified and recorded these adjustments. Please tell us the quarterly period during which each error correction and/or measurement period adjustment was identified and recorded.

•

If your error corrections were made subsequent to the first quarter of fiscal 2011, please tell us how failure to identify and correct the error in an earlier quarter impacted your as reported fiscal 2011 quarterly financial statements. For example, if you failed to record additional depreciation on the stepped up fair value of your property, plant and equipment during a quarterly period, please clarify if any quarterly financial statements contained material misstatements. In your response, please clearly explain how you assessed materiality.

The Partnership respectfully advises the Staff that, during the fourth quarter of 2011, in completing the fair value analysis in accordance with our policy of accounting for property, plant and equipment using the revaluation method at December 31, 2011, the Partnership identified an error in the deferred tax assets and liabilities recorded as at the date of acquisition of Prime and DBCT as discussed in response to comment 8 in our previous response letter dated January 28, 2013 (the “Prior Letter”).

Accordingly, the Partnership reassessed its purchase accounting and, in so doing, identified additional errors in the measurement of its share of the fair values of the acquired net assets of Prime and DBCT. As outlined in our response to comment 8 in the Prior Letter, subsequent errors identified were primarily comprised of the following:

(1) contributions from customers to fund future capital expenditures that were not appropriately included in the forecasted cash flows used to calculate the fair value of certain property, plant and equipment;

(2) forecasted cash flows used to calculate the fair value of certain property, plant and equipment which included incremental overheads required to facilitate additions to property, plant and equipment but failed to include incremental revenues from these additions; and

(3) forecasted cash flows used to calculate the fair value of certain property, plant and equipment that did not appropriately consider strategic decisions disclosed publicly by certain customers at the time of acquisition that significantly affected expected cash flows generated by the assets.

Adjusting for the above errors resulted in a $272 million increase in net deferred income tax liabilities and an associated $53 million decrease in non-controlling interest, a $136 million increase in property, plant and equipment, and a $20 million increase in investment in associates.

In reassessing our purchase price allocation, we also determined it necessary to recognize additional amounts for accounts receivable ($73 million) on the basis that we determined additional amounts to be recoverable on an individual balance receivable in accordance with IAS 39 – Financial Instruments – Recognition and Measurement, in addition to accounts payable and other ($25 million), and spare parts inventory ($6 million) to reflect new information obtained about facts and circumstances that existed as of the acquisition date which, if known, would have resulted in the recognition of those assets and liabilities as of that date.

All of these adjustments were identified in the fourth quarter of 2011.

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March 1, 2013

While these adjustments met the definition of measurement period adjustments under paragraph 45 of IFRS 3, we ultimately considered them to be errors as they were identified after the point at which we had previously considered our purchase price allocation to have been completed.

We would like to re-affirm that, at the time of identifying these errors in the fourth quarter of 2011, the Partnership was still within twelve months of the acquisition date of Prime and DBCT and, consequently, we gave due consideration as to whether the errors met the definition of measurement period adjustments in accordance with paragraph 45 of IFRS 3, but ultimately concluded that the required adjustments did not constitute measurement period adjustments to the purchase price allocation underlying the Partnership’s acquisition of Prime and DBCT. The Partnership corrected these errors in the fourth quarter of 2011.

Given that the error corrections were made subsequent to the filing of our first, second and third quarter interim condensed and consolidated financial statements for 2011, we considered the impact of these errors on each quarter and concluded that the impact of the errors was not material to any of these interim periods. In reaching this conclusion, we considered both quantitative and qualitative factors taking into account all pertinent information, including the magnitude of the correction in numerical and percentage terms and the factual context in which users of our financial statements would view the correction, as per the guidance set out in Staff Accounting Bulletin 99 Topic 1:M (“SAB 99”).

While it is acknowledged that the errors had a quantitative impact on reported net income (loss) in 2011, we do not believe that the magnitude of the errors is quantitatively material. Specifically, the impact on the Partnership’s quarterly net income (loss), in addition to earnings per limited partnership unit, comprehensive income (loss), and limited partners capital was as follows:

	Q1, 2011	Q2, 2011	Q3, 2011
Impact on consolidated net income (loss)	<$1 million	<$1 million	<$1 million
Reported consolidated net income (loss)	$71 million	$58 million	$156 million

Impact on earnings (loss) per limited partnership unit	<$0.01/unit	<$0.01/unit	<$0.01/unit

Impact on consolidated comprehensive income (loss)	<$1 million	<$1 million	<$1 million
Reported consolidated comprehensive income (loss)	$86 million	$128 million	$(188) million

Impact on limited partners capital	$7 million	$8 million	$9 million
Reported limited partners capital	$2,465 million	$2,486 million	$2,288 million

% of limited partners capital	<1%	<1%	<1%

The errors did not have a significant impact on net income (loss) primarily because the impacted underlying items of property, plant and equipment have useful lives that are long in duration.

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March 1, 2013

The Partnership’s management and audit committee, with the concurrence of the Partnership’s auditors, concluded that the error was not material in the context of the Partnership’s financial statements taken as a whole.

Note 20. Revenues, page F-42

2.	We have reviewed your response to the second bullet point of comment 9 in our letter dated December 31, 2012. We note that your business overview beginning on page 43 separately discusses the nature of your regulated terminal operations, electricity transmission, regulated distribution, rail operations, port operations, toll road operations and energy transmission and distribution operations. Based on your consistent use of these categories to describe your business throughout your filing, it is unclear to us why disclosing revenues from each of those categories would be inconsistent with the spirit and intent of paragraph 32 of IFRS 8 or why such disclosures would not be useful to investors. We note, for example, that your transport and energy platform consists of four separable lines of business in four different geographic regions: rail operations in Australia, port terminals in Europe, toll road operations in Chile, and natural gas transmission primarily in the U.S. As part of your response, please explain whether revenue for each of these categories is currently available from your internal reports.

The Partnership acknowledges the Staff’s comment and will revise future filings to disclose consolidated revenues by line of business. To illustrate how the Partnership expects future filings to include such additional disclosure, an updated version of the following table will be inserted in the equivalent of Note 20. Revenues in the notes to the Partnership’s consolidated financial statements for fiscal 2011:

	Twelve months ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Utilities
Regulated Terminal Operation	$412	$25	$—
Electricity Transmission	44	36	30
Regulated Distribution	94	7	—
Transport & Energy
Rail	205	15	—
Energy Transmission & Distribution	151	12	—
Ports	209	185	19
Toll Roads (1)	—	—	—
Timber
Timber	521	354	241

Brookfield Infrastructure’s consolidated revenues	$1,636	$634	$290

(1)	Prior to the fourth quarter of 2012, all toll road operations were contained within investments that were classified as associates in accordance with IAS 28 – Investments in Associates. Commencing in 2012, a portion of revenues will be apportioned to toll road operations on the basis that control of certain toll road operations was acquired.

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March 1, 2013

3.	We have reviewed your response to the third bullet point of comment 9 in our letter dated December 31, 2012. We have also reviewed the tabular presentation of revenue by line of business contained in your response to the first bullet point of comment 9. Based on the description of your various lines of business, it appears that the businesses that comprise SIC code 4911, “Electric Services,” would include your electricity transmission business and a portion of your regulated distribution business; therefore, it appears that these businesses represented less than 8.4% of your 2011 consolidated revenue. Please tell us how you considered other SIC codes based on lines of business that comprise a larger portion of your consolidated revenue.

The Partnership advises the Staff that, consistent with the Partnership’s business strategy as described in its periodic reports, the Partnership engages in a number of acquisitions and divestitures from time to time. Therefore, the relative contributions to the Partnership’s revenue from various lines of business have changed and will continue to change over time. As a result, the Partnership has been comfortable maintaining its original Standard Industrial Classification (“SIC”) Code of 4911 “Electric Services,” which it has had since January 2008 when it became subject to the reporting requirements of the SEC. However, given the changes in revenue mix between the various lines of our business since January 2008, we have reexamined which SIC Code currently constitutes the most significant portion of our revenues. Based on our most recent financial statements, the most significant portion of our consolidated revenues (approximately 38%) relates to businesses that fit within SIC Code 4400 “Water Transportation”. As a result, the Partnership will submit its future filings under SIC Code 4400 “Water Transportation” instead of SIC Code 4911 “Electric Services.”

Note 25. Partnership Capital, page F-45

4.	We have reviewed your response to comment 10 in our letter dated December 31, 2012 and have the following comments:

•

Please tell us in detail your consideration of whether the revisions to your previously reported financial statements represent a restatement of the financial statements that should be reported as the correction of an error. In doing so, please provide your assessment of materiality under SAB Topic 1M. In this regard, we note the impact of the corrections on limited partners’ capital and net income and comprehensive income attributable to limited partners was significant.

•	Please tell us why the earnings per unit attributable to limited partners was not impacted by your revised accounting treatment.

As outlined in the response to comment 10 in the Prior Letter, the Partnership will revise its 2012 financial statements to reclassify the redeemable partnership units as a separate component of non-controlling interest. In doing so, the Partnership will clearly label the 2011 and 2010 comparative periods in our 2012 consolidated financial statements “as restated” due to a change in accounting policy.

In the Partnership’s determination of the nature of the change in presentation of the redeemable partnership units from equity to a component of non-controlling interest, we considered a number of sources of guidance within IFRSs to determine whether the nature of the revisions to our previously reported financial statements represented an accounting policy change or the correction of an error. Specifically, we considered:

IAS 1 – Presentation of Financial Statements; and

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March 1, 2013

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8.5 defines “accounting policies” as “the specific principles, bases, conventions, rules and practices applied by an entity in preparing and presenting financial statements.” The Partnership respectfully submits that we view the classification of the redeemable partnership units either as equity instruments or a component of non-controlling interest to be acceptable accounting alternatives in the absence of explicit and direct guidance pertaining to the classification of these types of instruments. In particular, IAS 8.14 provides that an entity shall change an accounting policy only if the change results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows. In our view, the change in presentation of redeemable partnership units provides more relevant information to financial statement users because it provides additional prominence on the face of the consolidated statement of financial position to Brookfield’s ownership of the redeemable units, which are not identical in legal form to our limited partnership units. We believe that this change in accounting policy provides additional prominence and useful supplementation to information that was previously included in note 25 – Partnership Capital to the Partnership’s consolidated financial statements contained in the Form 20-F.

Given the above analysis, the Partnership has determined that the change in the presentation of redeemable partnership units is best represented as a change in accounting policy as contemplated by IAS 8.

Notwithstanding this conclusion, we did consider whether the change in presentation of redeemable partnership units would be more appropriately considered as a correction of an error. In undertaking this analysis we considered definitional guidance contained within IAS 8.5 as follows:

“Prior period errors are omissions from, and misstatements in, the entity’s financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that:

a.	was available when financial statements for those periods were authorized for issue; and

b.	could reasonably be expected to have been obtained and taken into account in the preparation and presentation of those financial statements.

Such errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud.”

Given that there may be reasonable and acceptable alternative approaches to the accounting for these redeemable partnership units under IFRSs, we believe that the reclassification of

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March 1, 2013

redeemable partnership units does not constitute an omission or misstatement in our consolidated financial statements or the incorrect application or a mistake in applying accounting policies. Furthermore, the Partnership carefully considered the accounting for these redeemable partnership units upon inception of the Partnership as well as upon initial adoption of IFRSs, and for this reason we do not consider the change in presentation of redeemable partnership units to a component of non-controlling interest as an oversight or a misinterpretation of facts. Said differently, we have determined there to be alternative acceptable accounting policies for the classification of the redeemable partnership units under IFRSs and we have changed the presentation of these redeemable Partnership units as it gives greater prominence to the fact that these units are not identical in legal form to limited partnership units.

In order to reflect the reclassification of redeemable partnership units in the Partnership’s consolidated financial statements for the year ended December 31, 2012, we will refer to these consolidated financial statements “as restated” and reference a footnote describing the restatement as a change in accounting policy in accordance with IAS 8.

For further clarification, it should be noted that the Partnership is a holding entity and its only material asset is its investment in Brookfield Infrastructure Limited Partners (“Holdings LP”). The Partnership has no material liabilities and its legal equity consists entirely of limited partnership units and a nominal general partnership interest. Holdings LP is also a holding entity that indirectly owns the underlying operating entities of the Partnership. By design, the redeemable partnership units have the same economic attributes as the limited partnership units except for the right of redemption that can be settled in cash or with limited partnership units at the Partnership’s discretion. On a per unit basis, Brookfield’s participation in the earnings and equity of Holdings LP through the ownership of the redeemable partnership units is the same as the per unit amounts attributable to the LP units of the Partnership on a ratable basis. For this reason, earnings per unit calculated in accordance with IAS 33 Earnings per Share is identical before and after the change in presentation of redeemable partnership units.

We also have considered the impact of the reclassification on a number of components of the Partnership’s consolidated financial statements. We acknowledge that the reclassification has a significant impact on net income (loss) and comprehensive income (loss) attributable to the Partnership while having no impact on consolidated net income, earnings per unit, assets or liabilities or partnership capital. The Partnership submits that its 2012 consolidated financial statements will comply with the presentation and disclosure requirements pertaining to a change in accounting policy in accordance with IAS 8.

Jennifer Thompson

March 1, 2013

Note 34. Segment Information, page F-56

5.	We have reviewed your response to comment 12 in our letter dated December 31, 2012 and have the following comments:

•

We note that your CODM and your board of directors receive certain performance information at the business unit level. To assist us in better understanding your response, please provide us with representative copies of the package of information regularly provided to your CODM and board of directors. If you believe that certain information contained in these reports is not used by the CODM, please clearly explain the CODM’s process for allocating resources and assessing performance, including identifying the specific pages in the CODM report that are used or not used for this process. If that unused information is contained in the regular reports to the board of directors, please explain in detail the extent to which this information is reviewed with your board.

In response to the Staff’s comment, we are separately providing to the Staff as a supplemental submission copies of a representative monthly report provided to its Chief Operating Decision Maker (the “CODM”) and a representative quarterly report provided to both its CODM and its board of directors (the “Board”). The Partnership is providing these reports separately as supplemental submissions pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover provided by the Partnership’s counsel, Weil, Gotshal & Manges, LLP, the Partnership has requested that the materials be promptly destroyed or otherwise returned to it following completion of the Staff’s review in accordance with Rule 12b-4 and has requested confidential treatment of those materials pursuant to 17 C.F.R. §200.83.

As disclosed in the Partnership’s public filings, we target a total return of 12% to 15% per annum on the infrastructure assets that we operate, measured over the long-term. We seek to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as through acquisitions. Overall, the Partnership’s objective is to invest a relatively equal amount of capital in its Utilities and Transport and Energy segments, with a smaller percentage in Timber. However, the Partnership seeks to allocate capital opportunistically based upon which segments offer the most attractive risk adjusted returns. The Chief Investment Officer (“CIO”) of each segment presents investment opportunities to the CODM and is responsible for the operating activities, financial results, forecasts and plans of the relevant segment. In some instances, operating segments may have co-CIOs. Our business unit leaders are responsible for operating each individual business and report directly to the applicable CIO; however, they do not report directly to the CODM.

The Partnership advises the Staff that the monthly report contained in the supplemental materials is representative of the typical monthly reports that are prepared based on information produced by the various asset management teams globally. This report is then used by our CIOs in monthly reviews of their respective segments with our CODM, who reviews the reports to monitor the ongoing performance of each operating segment. These monthly reports are not reviewed by the Board. In each monthly report, the performance information is provided at the level of each of the various business units in support of the overall performance of the operating segment and used as a means to describe the variances in performance of the overall segment. For clarity, each business comprising the operating segment is included within the report and no emphasis is placed on any one particular business.

The quarterly report contained in the supplemental materials is representative of the typical quarterly report which is presented first to our CODM and then to the Partnership’s audit committee and Board. The report presents certain performance metrics on both an aggregate segment level and the more detailed business unit level, such as the presentation of Funds from Operations on page 4 of the quarterly report. Other metrics are often presented on a segment basis only, such as the summary data contained in first table on page 7 of the quarterly report summarizing the performance of our Utilities segment. The CODM assesses the performance of the business based upon the

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March 1, 2013

summary page and the “Key Metrics” page in the “Review of Performance” section presented for each operating segment, included on pages 7 through 12 of the quarterly report.

•

We note your analysis of the similarities of the nature of the business activities contained in each of your identified segments. However, it remains unclear to us that the lines of business that you have grouped to form your segments are similar enough that your CODM can effectively manage your company without regularly using financial information at the business unit level. This is particularly unclear to us given your statement that analysts request that you provide separate information in your MD&A narrative for each line of business, since this suggests to us that analysts believe there are enough differences between each line of business that an adequate understanding of your company’s performance and trends cannot be gained from the segment level. To help us better understand this matter, for each of your Utility and Transport and Energy segments, please explain in more detail how you determined that each line of business within those segments meets the similar characteristics that you described in your response. Additionally, please help us to understand whether the businesses grouped in each of these segments have similar economic performance by demonstrating that they have similar long-term average gross margins. To do so, please provide the gross margins for each line of business for 2009, 2010, 2011, 2012, and your projections for 2013 and any future years for which such information is available. Please provide us with any additional information that you believe will help us to better understand this matter.

In order to assess the “nature of the business activities” of the businesses within our operating segments under IFRS 8.8, in the absence of any specific definitional guidance within IFRS, we have looked to the guidance contained in IFRS 8.12 by analogy. Consequently, we assessed our operating segments for similar economic characteristics against the following criteria:

•	the nature of the products and services;

•	the nature of the production processes;

•	the methods used to distribute products or services; and

•	the nature of the regulatory environment

In addition to the above criteria, we utilize certain performance measures to assess economic performance of each business unit within an operating segment against our underwriting at the time of the acquisition. Said differently, we assess the economic performance of each business within a segment in a similar manner on the basis that it is our belief that the business units within a segment exhibit similar economic characteristics.

Outlined below is the Partnership’s evaluation of the above noted criteria for each line of business within our Utilities and Transport & Energy segments.

Utilities

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In

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March 1, 2013

all cases, we own and manage assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as “rate base”. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction or contractual terms, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation.

Line of Business Unit	Product/Service Similarities	Production Process Similarities	Type/class of Customers Similarities	Regulatory Similarities	Performance Measure Similarities
Utilities	Regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract	Assets have naturally high barriers to entry due to significant economies of scale; in many cases the assets are the only alternative for provision of services	Large commercial clients	Regulated businesses that earn a regulated return on asset base (“RAB”) or contracts that are structured to provide a return on asset base	Growth in rate base Return on rate base AFFO yield

Regulated Terminal	Owns and operates a regulated terminal that generates cash under long-term take-or-pay contracts; pricing under contracts is reset every five years based on the rate base and Weighted Average Cost of Capital as determined through a regulatory process	Only multi-user coal handling facility for mining companies in the central Bowen Basin region.	Customers predominantly world’s largest mining companies	Regulated by Queensland Competition Authority utilizing return on RAB to calculate revenue requirement	Growth in rate base Return on rate base AFFO yield

Electricity Transmission	Operate electricity transmission lines, generating cash flows under a regulated environment or through long term contracts that are designed similar to the regulatory framework	Critical electricity transmission lines in the markets in which we operate; in Chile we transmit electricity to 98% of the country’s population	Serve stable customer base under regulated environment significantly reducing potential credit risk	Operate in regions with regulatory environment utilizing allowed return on RAB to determine revenue requirements	Growth in rate base Return on rate base AFFO yield

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Regulated Distribution	Critical distribution network with >2 million connections earning regulated revenues	Electricity and gas connections providing sole connection to the network for end customer in markets where we operate	Customers are primarily large retail energy companies serving residential users served by our distribution network	Tariffs/returns determined under distribution utility regulated framework providing a return on asset base	Growth in rate base Return on rate base AFFO yield

Transport & Energy

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of several regulated and unregulated businesses. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. Revenues are generally supported by long-term contracts and are unregulated in nature although in certain cases subject to certain price ceilings. This platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods.

Line of Business	Product/Service Similarities	Production Process Similarities	Distribution Channel Similarities	Regulatory Similarities	Performance Measure Similarities
Transport & Energy	Open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which an access fee based on usage of the system	Logistical assets for which we charge a fee to transport or facilitate the transportation of goods	Service accessed by virtue of paying an access fee or tariff.	Combination of lightly regulated and unregulated networks that in many cases have price ceilings	Revenue growth EBITDA margin AFFO yield

Railroad	Below rail access
provider, operating
5,100 kilometers.
Revenues derived
from access
charges paid by
rail operator or
underlying
customer;
revenues increase
with usage of
system subject to
certain minimum
commitments	Provides critical link between customer’s mines or production facilities and waterways	Fee for service earning revenue through access charges	Majority of
revenue is
unregulated as
service provided
is greater than
required in
standard tariff;
approximately
60% of the cash
flows in the
business are
generated from
take or pay
contracts that
are indexed to
				inflation	Revenue growth EBITDA margin AFFO yield

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Ports	Operate 21 container and bulk freight terminals deriving revenues primarily from port handling services; revenues increase with usage of system	Provide a link between road or rail network and waterway	Fee for service earning revenue from port handling services	Majority of revenues are unregulated; mostly short term contracts in place and greater than 70% of cash flows indexed to inflation	Revenue growth EBITDA margin AFFO yield
Energy Transmission and Distribution	Provides natural gas transmission and storage service in exchange for a fee; revenues increase with usage of system	Provide critical link between gathering and processing systems and end user customer	Fee for service earning revenue from natural gas transmission and storage services	Majority of revenues are largely unregulated. Some revenues subject to price ceilings calculated under regulatory framework	Revenue growth EBITDA margin AFFO yield
Toll Roads	Provide access to highways for the transportation of passengers, freight or bulk commodities; revenues increase with usage of the system	Provide link between cities, within cities or business districts	Fee for service earning toll in exchange for access to highways	Unregulated; however tariffs are subject to ceilings and are indexed to inflation	Revenue growth EBITDA margin AFFO yield

As noted above, the Partnership invests to generate an attractive risk-adjusted return, targeting long term returns of 12% to 15% per annum. The Partnership’s CODM makes resource and capital allocations between operating segments seeking to maximize its returns based upon the most attractive risk adjusted return given market conditions and other factors. The CODM then evaluates the economic performance of the Partnership in the context of achieving its long-term targeted returns.

IFRS 8 states that segments with similar economic characteristics would be expected to have similar long-term average gross margins, but it does not provide any other examples of what may be used to evaluate “similar” economic characteristics. As is outlined in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 of the Partnership’s Form 20-F and the ‘Investor Presentation’ provided on the Partnership’s website (www.brookfieldinfrastructure.com), we use AFFO yield, a calculation of the cash return on invested capital, as the primary measure of evaluating our performance. As noted in our segment information note to our consolidated financial statements in our Form 20-F, we view FFO and EBITDA as key performance measures and AFFO yield is a key performance metric that is a derivative of these measures. AFFO yield provides a measure of the Partnership’s success as stewards of capital for our unitholders and our ability to generate attractive returns on capital invested in acquisitions and organic growth projects. It is our view that AFFO yield is a more appropriate performance

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measure to determine whether lines of business demonstrate similar economic characteristics because the CODM uses this performance measure in making resource allocation decisions. In addition, given that the Partnership’s investments typically have long-term operating cycles combined with significant up-front capital expenditures, we view a time-horizon of two-to-three years as being short term in nature given that our target returns on invested capital are based on a significantly longer time horizon. In addition, when capital is initially invested, the ultimate accretive impact is often not realized or achieved for a number of years. In such cases, the average return on investment must be appropriately weighted with historical results and future projections.

Included in the table below is the average AFFO yield (2009-2012) and projected long term returns (underwritten return) for each business line:

	Weighted average short-term average annual AFFO yield (2009-2012)	Minimum projected long-term returns per annum
Utilities
Regulated Terminal	19%	13%
Electricity Transmission	12%	13%
Regulated Distribution	14%	13%

Total Utilities	15%	13%

Transport & Energy
Rail road	8%	15%
Ports	11%	15%
Energy Transmission, Distribution & Storage	8%	15%
Toll Roads	5%	15%

Total Transport & Energy	9%	15%

Due to its naturally high barriers to entry, our Utilities segment is highly regulated and often produces very stable cash flow. As such, these assets typically produce higher going in AFFO yields with limited growth and the projected long-term return for investments in these assets is at the low end of the 12% to 15% range. Our Transport & Energy assets are essentially economic infrastructure, meaning revenue is driven by economic growth and contains an element of patronage risk (for example, revenue from a toll road is driven by the number of vehicles using the road). As such, the projected long-term return for investments in these assets is at the top end of the long-term projected range. Typically, returns in this segment increase over time with throughput, and in many cases inflation, and as such AFFO yields for this segment are lower initially and grow over time. (For clarity, the above minimum projected long term returns are the long-term return targets under which we would have initially underwritten the investments.)

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March 1, 2013

Set forth in the table below is the gross margin of each line of business for 2009, 2010, 2011, 2012 and forecast for 2013 as requested by the Staff. However, the Partnership does not consider gross margin as a means of evaluating the economic similarities of the lines of business in each operating segment or as a means of determining the allocation of resources between segments. This information is being provided to fulfill the Staff’s request. We calculate our gross margin by dividing Adjusted EBITDA (as defined in our Form 20-F) by revenues.

	2009	2010	2011	2012	2013
Utilities
Regulated Terminal	n/m	63%	63%	58%	56%
Electricity Transmission	79%	80%	78%	78%	76%
Regulated Distribution	n/m	53%	54%	50%	62%

Transport & Energy
Rail road	n/m	47%	48%	59%	64%
Ports	n/m	19%	19%	19%	19%
Energy Transmission, Distribution & Storage	n/m	47%	46%	46%	49%
Toll Roads	n/a	n/a	n/a	59%	68%

n/m – not meaningful as assets held for approximately 1 month; n/a – not applicable

Further, we believe that analysts request certain business unit information not because they do not believe it is needed to provide an adequate understanding of performance and trends which cannot be gained from analysis performed at the segment level. The businesses in each segment have similar risk profiles and earn similar return on capital. The Partnership does not include information about every line of business in its continuous disclosure filings, but only on select material investments that, due to their weighting, help explain variances in the reported results of the segment in the applicable reporting period. The Partnership reaffirms its position that the additional disclosure provides readers with useful incremental information, including information used by some analysts to complete a “sum of the parts” valuation by line of business; however, we do not believe that each line of business is so different that performance and trends cannot be sufficiently evaluated at the segment level.

•

We note your discussion of the managers responsible for each segment. If the Chief Investment Officers (CIOs) use a different set of written reports when meeting with the CODM than that provided in response to our first bullet point, please provide us with representative copies of the package of information that the CIOs regularly use for their meetings with the CODM. Otherwise, please tell us which pages in the CODM package provided in response to our first bullet point are regularly utilized by the CIOs in their meetings with the CODM.

The Partnership confirms that the CIO uses the same set of monthly reports and quarterly reports referred to in the first bullet point to this comment when meeting with the CODM.

•

Please explain in detail the basis upon which each of the CIOs and each of the business unit leaders is compensated, including clarifying the extent to which each CIO or business unit leader is compensated based on the performance of their respective segment or business unit and the extent to which each individual is compensated based on other measures.

Our CIOs are compensated through a mix of base salary, the opportunity to earn an annual cash bonus and long-term equity incentive plans. Long term incentive plans are primarily a mix of Brookfield Asset Management, Inc. stock options and participation in excess profits on certain investments made within the infrastructure sector (i.e. this participation is not based upon returns at a particular business or segment, rather it is based upon returns on infrastructure investments as a whole).

Jennifer Thompson

March 1, 2013

Base salaries are intended to deliver fixed compensation that is competitive within the CIO’s industry, taking into consideration the total compensation for the individual, and are reviewed in that context and in relation to the contribution of the employee. The annual bonus is intended to motivate and reward participants for achieving annual business objectives for their respective segments, and for making decisions and taking actions consistent with the Partnership’s long-term focus. The CIO’s long-term equity incentive plans are intended to enable participants to create wealth through increases in the value of Brookfield Asset Management Inc.’s equity and the overall equity performance of the broad pools of capital that it manages within the infrastructure sector. The Partnership’s business unit leaders have similar compensation plans to its CIOs, with the key difference being the long term incentive plans that are awarded to them which are tied to the performance of the business units for which they are responsible for.

The annual bonus and long-term equity incentive awards for our CIOs do not consider individual business unit performance; rather they are designed to reward the CIO’s for the overall performance of their respective operating segments. In contrast, our business unit leaders’ performance is measured based on the performance of their respective business units. The magnitude of the annual bonus and long-term equity incentive awards are discretionary, based on a review of individual, team and corporate performance during the year. Each CIO is assessed on whether they met the objectives and targets relating to their respective segment, which include both short-term operational goals and objectives related to the implementation of the long-term business strategy for the applicable segment.

•	If not contained in your response to the above bullet points, please specifically identify to us your CODM, each CIO, and each business unit leader, including their names and titles.

The Partnership refers the Staff to the following list which comprises the name and title of the CODM and each CIO as of December 31, 2012, which information can also be found on the Partnership’s website at http://www.brookfieldinfrastructure.com/ under “About Us - Our Manager”:

Name	Title
Sam Pollock	Chief Executive Officer - also identified as our CODM
Ralf Rank	Managing Partner and Chief Investment Officer, Utilities
David Levenson	Managing Partner and Chief Investment Officer, Transportation
Jim Reid	Managing Partner and Chief Investment Officer, Energy
Reid Carter	Managing Partner and Chief Investment Officer, Timber

As noted in the table above, the role of CIO of the Transport & Energy segment is divided between David Levenson (CIO – Transportation) and Jim Reid (CIO – Energy). Although there are co-CIOs, the Partnership has historically considered Transport and Energy a single operating segment as (1) the CODM allocates resources and evaluates performance at this level, and (2) the assets share similar economic characteristics as open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee with profitability based on the volume and price achieved for the

Jennifer Thompson

March 1, 2013

provision of these services. At December 31, 2011, the Partnership’s interest in energy assets were insignificant as a proportion of its overall business, on the basis that it represented approximately 8% of total consolidated assets, net income and revenues.

The Partnership advises the Staff that during 2012 the Partnership made a decision to focus on the North American midstream sector as a result of the collapse in natural gas prices which has negatively impacted the outlook of a number of gathering and processing, transportation and storage businesses. Our strategy is to take advantage of any dislocation that results and opportunistically acquire high quality assets at a discount to replacement cost. During 2012, the Partnership made acquisitions of approximately $90 million in energy distribution and storage assets.

In light of this focus, our CODM has decided that, notwithstanding the fact that Transport and Energy assets are economically similar in nature, commencing with the Partnership’s 2012 Annual Report filed on Form 20-F, the Partnership will include a separate segment for its Energy assets as the segment will be analyzed on a stand-alone basis from an allocation of resource and capital, and evaluation of performance perspective.

The Partnership’s business unit leaders listed below are either the Chief Executive Officer, Managing Director or General Manager of our investee companies that make up our various business units. In the case of investee companies where we do not own a controlling interest, we have listed the name of the Brookfield Infrastructure Group representative who is responsible for the business from an asset management perspective (Richard Legault, Brian Baker, Jonathon Sellar, Ken Brandes and Marco Almeida):

Business Unit	Name
Regulated Terminal	Anthony Timbrell
Electricity Transmission	Richard Legault, Brad Railing and Andy McPhee
Regulated Distribution	Clive Linsdell, Martinez Rosevelt Mesa and Jonathon Sellar

Rail	Paul Larsen
Energy Transmission, Distribution, Storage	Ken Brandes, Tony Nicholls, Roger Ingram and Dennis Fotinos
Ports	David Robinson and Brian Baker
Toll Roads	Marcos Almeida and Enrique Mendez

Timber	Ron Triemstra and Darshan Sihota

General

6.	In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Jennifer Thompson

March 1, 2013

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 417-7293.

Very truly yours,

/s/ John Stinebaugh

John Stinebaugh

Chief Financial Officer, Brookfield Infrastructure Group Corporation

cc:	Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation

Matthew Bloch, Weil, Gotshal & Manges LLP